Free Writing Prospectus
Filed Pursuant to Rule 433
Dated July 19, 2011
Registration Statement Nos. 333-167489 and
333-167489-03
$1,395,480,000 Ford Credit Auto Owner Trust 2011-B (FORDO 2011-B)
JOINT LEADS:	Citi, CA, CS, RBC
CO-MANAGERS:	HSBC, PNC, Wells, Loop

Cls	$Size-mm	WAL	S/F	E.FIN	L.FIN	BNCH	Spd	Yld	PX	Cpn
A1	303.70	0.28	A-1+/F1+	2/12	8/12	IntL	-5	0.21892	100.00	0.21892
A2	347.80	0.99	AAA/AAA	12/12	1/14	EDSF	+21	.687	99.99407	0.68
A3	391.80	1.98	AAA/AAA	3/14	6/15	EDSF	+19	.850	99.98332	0.84
A4	256.42	3.22	AAA/AAA	7/15	12/16	ISwaps	+30	1.357	99.98999	1.35
B	41.04	4.16	AA+/AA	10/15	1/17	ISwaps	+85	2.281	99.99911	2.27
C	27.36	4.22	A+/A	10/15	5/17	ISwaps	+110	2.555	99.99404	2.54
D	27.36	4.22	BBB+/BBB	10/15	1/18	ISwaps	+170	3.155	99.98247	3.13

AVAILABLE:	Red, FWP, Intex CDI
TRADE:	7/19
EXPECTED SETTLEMENT	7/26 (T+5)
FIRST PAYMENT DATE:	August 15th, 2011
PRICING SPEED:	1.30% ABS @ 5% Clean-up Call
OFFERING TYPE:	Public other than A1 (144a)
BBERG TICKER:	FORDO 2011-B
ERISA ELIGIBLE:	Yes
Bill & Deliver:	Citi
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407. Any legends, disclaimers or notices that appear below are not applicable to this message and should be disregarded. Such text has been automatically generated via bloomberg or another system.